October 31, 2013

VIA EDGAR

William H. Thompson, Accounting Branch Chief

Jason Niethamer, Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China TechFaith Wireless Communication Technology Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 29, 2013 File No. 000-51242

Dear Mr. Thompson, Mr. Niethamer and Ms. Di Silvio:

This letter sets forth the responses of China TechFaith Wireless Communication Technology Limited (the “Company”) to the comments contained in the letter dated October 17, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012
(the “2012 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

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Item 5. Operating and Financial Review and Prospects, page 35

1.	You disclose that ODP revenues decreased in 2011 as a result of a delay in the launch of your Android-based smart phones and increasing competition from competitors in the market. In 2012, you disclose the decrease in revenues for your ODP business as well as brand name phone sales is also because of the delay and competition. Please expand to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing do, please provide additional information about the quality and viability of your earnings and cash flows so that investors can ascertain the likelihood of the extent of past performance is indicative of future performance. In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350.

In response to the Staff’s comment, the Company proposes to include the following disclosure (in italics) under “Item 5. Operating and Financial Review and Prospectus” of its future Form 20-F filings:

“Our success in the mobile phone business depends on our ability to introduce and bring to market innovative, attractive products with new technologies that are differentiated from our competitors’ products.

We operate in a dynamic, rapidly evolving mobile communications industry. Handsets are developed for the domestic China market and the broader global market. Network standards, handset software and hardware vary greatly from market to market. Technologies in the mobile communications industry also evolve very rapidly, with limited control over or certainty regarding which features will become popular. The ability to quickly and effectively adopt new technologies is a key factor for short and long-term business success. Failure to adopt, or late adoption of, new technologies can affect our business materially. There are many factors, discussed below, that are involved in adopting new technologies, and many of these factors are beyond our control.

Our business may require significant investment to pursue material opportunities, including investments in research and development, licensing arrangements, acquiring technologies, recruiting specialized expertise and partnering with third parties to innovate and grow successfully. Those investments may not, however, result in technologies or products that achieve or retain broad or timely market acceptance or are preferred by our customers and consumers. These could have a material adverse effect on our business and results of operations, particularly our profitability.

We may not be able to invest adequate resources to compete in the aforementioned strategic areas, which may, in the future, prove a competitive disadvantage for us. If we fail in these aspects of our strategy, we may not realize a return on our investments or may incur operating losses and experience impaired competitiveness in the longer term. We also face increasing labor costs and turnover rates which may affect our ability to adopt new technology.

Additionally, the complexity of the software and integration of the hardware and software functionalities may cause unforeseen delays even close to the anticipated launch of a mobile product. We continue to be dependent on third party component providers, contract manufacturers, application developers and other partners, which can lead to additional challenges and delays that are outside of our control.

In 2011 and 2012, we experienced a delay in our adoption of the Android-based smartphone operating system and shifting our smartphone focus from Microsoft Windows-based to Android-based. This delay led to the reduction of orders from our customers and affected our revenues. Our net revenues from ODP decreased by 4.4% from US$222.5 million in 2010 to US$212.8 million in 2011, and decreased by 72.8% from US$212.8 million in 2011 to US$57.8 million in 2012. Our revenues from brand name phone sales decreased by 25.5% from US$67.5 million in 2011 to US$50.3 million in 2012. Our net cash provided by operating activities decreased by 95.1% from US$61.2 million in 2011 to US$3.0 million in 2012. We have since actively shifted development resources to respond to market demand, and the majority of our existing handsets and those in development are Android-based models. Our mobile phone business has ceased to decline and began to stabilize, and the revenues from our ODP and brand name phone sales remained stable starting from the second half of 2012.

Our ability to innovate, develop and bring competitive mobile products to the market is contingent on our ability to identify, understand and anticipate industry and market trends; access to effective research and product development processes; ability to secure necessary components or software assets from suppliers in sufficient quantities on a timely basis; and ability to improve our time to market, including the introduction of innovations. As we focus on identifying and understanding other evolving key market trends, we must follow and rapidly respond to these key market trends and actively anticipate or create future trends when possible through our product development processes. We also need to execute efficiently in creating and developing competitive products, and in bringing our products to market in a timely manner with compelling marketing messages that succeed in retaining and engaging our current customers and consumers as well as attracting new customers and consumers.

Our strategy is to position our company as a highly innovative company with unique product offerings to our customers. We have been successful in developing and introducing niche middle- to high-end ruggedized products to our customers, and plan to broaden our offerings in this market. Such strategy is subject to risks and uncertainties, which could significantly impair our ability to compete effectively in the mobile phone market; such risks and uncertainties include technology adoption trends, high levels of competition, the availability of investment resources, customer and distributor relationships and telecommunication carrier requirements.

Another key component of our strategy is investment in future disruptive technologies, as we leverage our company’s history of continual innovation, starting from our role as an outsourced handset design and development company when originally founded. We continually seek new technologies and market segments where we believe we can be successful. For example, we have achieved a positive customer response for our ruggedized handset models and unique, value-added functionality, including blood pressure monitoring software and other tailored healthcare features.”

Item 8. Financial Information

Note 1. Organization and Principal Activities, page F-9

2.	We note TechFaith Interactive filed for bankruptcy October 12, 2012 and you deconsolidated this entity. Please tell us what consideration was given to the disclosure required by ASC 810-10-50-1B including, but not limited to disclosing the amount of any gain or loss recognized.

The Company respectfully advises the Staff that China Techfaith Interactive Internet Technology Limited (“Techfaith Interactive”) filed for bankruptcy on October 13, 2012. As a result, the Company deconsolidated Techfaith Interactive because the Company no longer had the ability to direct the activities that most significantly affect the Techfaith Interactive’s economic performance. A related gain of US$0.4 million was recorded in 2012 consolidated statements of comprehensive income under the caption of “Other (expenses) income, net”. There were no remaining assets or liabilities associated with Techfaith Interactive in the accompanying consolidated balance sheet as of December 31, 2012. The Company has no further involvement with Techfaith Interactive. In response to the Staff’s comment, the Company proposes to add additional disclosure as set forth below relating to Techfaith Interactive in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant existing disclosure from page F-11 of the 2012 Form 20-F together with such additional proposed disclosure (in italics) for the Staff’s reference:

“China Techfaith Interactive Internet Technology Limited (“Techfaith Interactive”) filed for bankruptcy on October 13, 2012. Accordingly, the Company deconsolidated Techfaith Interactive because the Company no longer had the ability to direct the activities that most significantly affect the Techfaith Interactive’s economic performance. A gain of US$0.4 million was recorded in 2012 consolidated statements of comprehensive income under the caption of “Other (expenses) income, net” as a result of the deconsolidation. There were no remaining assets or liabilities associated with Techfaith Interactive in the accompanying consolidated balance sheet as of December 31, 2012. The Company has no further involvement with Techfaith Interactive.”

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 69

3.	We note management concluded your disclosure controls and procedures as of the end of the period ended December 31, 2012 were ineffective because of material weakness in your internal control over financial reporting; however neither Management’s Annual Report on Internal Control over Financial Reporting nor the Report of the Independent Registered Public Accounting Firm describe any material weaknesses. Please explain to us the reason for this discrepancy and revise your disclosure as appropriate.

The Company respectfully advises the Staff that the Company’s disclosure controls and procedures as of the end of the period ended December 31, 2012 were in fact effective, and there was no material weakness identified in the Company’s internal control over financial reporting for that period. The language regarding the Company’s disclosure controls and procedures as of the end of the period ended December 31, 2012 being ineffective due to material weaknesses in internal control over financial reporting was a typo, although the Company believes that the typo does not materially impact the overall disclosure in the 2012 20-F, because the “Management’s Annual Report on Internal Control Over Financial Reporting” and the “Report of the Independent Registered Public Accounting Firm” portions of the 2012 Form 20-F clearly state that “internal control over financial reporting was effective as of December 31, 2012” and “the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012,” respectively. In response to the Staff’s comment, the Company proposes to revise “Item 15. Controls and Procedures—Disclosure Controls and Procedures,” currently on page 69 of the 2012 Form 20-F, as follows (revised text is in italics), and to include such revised disclosure in an amended Form 20-F to be filed:

“Our management has concluded that our disclosure controls and procedures as of the end of the period ended December 31, 2012 were effective.”

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher &Flom, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Defu Dong
Name: Defu Dong
Title: Chairman and Chief Executive Officer

cc:	Yuping Ouyang, Chief Financial Officer, China TechFaith Wireless Communication Technology Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Deloitte Touche Tohmatsu Certified Public Accountants LLP